                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                --------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. ___)/1/

                             RENTERS CHOICE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   760114108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                            300 South Grand Avenue
                      Los Angeles, California 90071-3132
                                (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 5, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

CUSIP No. 760114108                   13D                 Page  2  of  12  Pages
                                                               ---    ----

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
        NUMBER OF                7  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  8,493,610 shares of Common Stock
        OWNED BY         -------------------------------------------------------
          EACH                   8  SHARED VOTING POWER
        REPORTING
       PERSON WITH                  0 shares of Common Stock
                         -------------------------------------------------------
                                 9  SOLE DISPOSITIVE POWER

                                    8,493,610 shares of Common Stock
                         -------------------------------------------------------
                                10  SHARED DISPOSITIVE POWER

                                    0 shares of Common Stock
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,493,610 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 12 Pages

CUSIP No. 760114108                   13D                 Page  3  of  12  Pages
                                                               ---    ----

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
        NUMBER OF                7  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  455,736 shares of Common Stock
        OWNED BY         -------------------------------------------------------
          EACH                   8  SHARED VOTING POWER
        REPORTING
       PERSON WITH                  0 shares of Common Stock
                         -------------------------------------------------------
                                 9  SOLE DISPOSITIVE POWER

                                    455,736 shares of Common Stock
                         -------------------------------------------------------
                                10  SHARED DISPOSITIVE POWER

                                    0 shares of Common Stock
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        455,736 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 12 Pages

CUSIP No. 760114108                   13D                 Page  4  of  12  Pages
                                                               ---    ----

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
        NUMBER OF                7  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  8,949,346 shares of Common Stock
        OWNED BY         -------------------------------------------------------
          EACH                   8  SHARED VOTING POWER
        REPORTING
       PERSON WITH                  0 shares of Common Stock
                         -------------------------------------------------------
                                 9  SOLE DISPOSITIVE POWER

                                    8,949,346 shares of Common Stock
                         -------------------------------------------------------
                                10  SHARED DISPOSITIVE POWER

                                    0 shares of Common Stock
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,949,346 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 12 Pages

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

     Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.  Security and Issuer.
-------  -------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Renters Choice, Inc., a Delaware corporation ("Renters Choice" or the "Issuer"). The principal executive offices of Renters Choice are located at 13800 Montfort Drive, Suite 300, Dallas, Texas 75240.

Item 2.  Identity and Background.
-------  ------------------------

     This Statement is filed by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), and Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P. a Delaware limited partnership ("Advisors IV"). AIFIV, Overseas IV and Advisors are referred to collectively as the "Reporting Persons."

     AIFIV and Overseas IV are principally engaged in the business of investment in securities. Advisors IV is principally engaged in the business of serving as general partner of AIFIV and managing general partner of Overseas IV and other investment funds. The principal office of each of the Reporting Persons is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

     Apollo Capital Management IV, Inc., a Delaware corporation ("Capital Management IV"), is the general partner of Advisors IV. Capital Management IV is principally engaged in the business of serving as general partner to Advisors IV.

     Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management IV"), serves as manager of the Reporting Persons and manages their day-to-day operations.

     AIF IV Management, Inc., a Delaware corporation ("AIMIV"), is the general partner of Apollo Management IV. AIMIV is principally engaged in the business of serving as general partner to Apollo Management IV.

     The respective addresses of the principal office of Advisors IV, Capital Management IV, Apollo Management IV and AIMIV are c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                               Page 5 of 12 Pages

     Apollo Fund Administration IV LLC, a Delaware limited liability company ("Administration"), is the administrative general partner of Overseas IV. Administration is principally engaged in the business of serving as administrative general partner of Overseas IV. The principal place of business of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

     Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     Neither the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     The Reporting Persons have purchased an aggregate of 134,414 shares of Series A Preferred Stock and an aggregate of 115,586 shares of Series B Preferred Stock (collectively, the "Preferred Stock"). The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.

Item 4.  Purpose of Transaction.
-------  -----------------------

     On August 5, 1998, AIFIV and Overseas IV (collectively, the "Purchasers") entered into a Stock Purchase Agreement with Renters Choice (the "Stock Purchase Agreement") pursuant to which AIFIV acquired from Renters Choice 127,569 shares of Series A Preferred Stock and 109,700 shares of Series B Preferred Stock, and Overseas IV acquired from Renters Choice 6,845 shares of Series A Preferred Stock and 5,886 shares of Series B Preferred Stock.

     Renters Choice issued the Preferred Stock to Purchasers in order to finance a portion of the cost of Renters Choice's acquisition of Thorn Americas, Inc.

     The following is a description of certain terms of the Preferred Stock:

     Conversion of Series B Preferred Stock to Series A Preferred Stock. The Series B Preferred Stock is convertible into Series A Preferred Stock if the stockholders of the Issuer approve such conversion (the "Series A-to-B Conversion") in accordance with the following schedule and terms: If the shareholders approve the Series A-to-B Conversion on or before December 3, 1998, then each outstanding share of Series B Preferred Stock shall be automatically converted into one fully-paid and non-assessable share of Series A Preferred Stock; if the shareholders approve the Series A-to-B Conversion during the period commencing on December 4, 1998 and continuing up to and including January 2, 1999, then each outstanding share shall be automatically converted into 1.15 fully-paid and non-assessable shares of Series

                               Page 6 of 12 Pages

A Preferred Stock; and, if the shareholders shall approve the Series A-to-B Conversion on or after January 3, 1999, then each outstanding share of Series B Preferred Stock shall be convertible into 1.2 fully-paid and non-assessable shares of Series A Preferred Stock at the sole option and discretion of each holder of Series B Preferred Stock.

     Liquidation Preference. The Series A Preferred Stock have a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends. The Series B Preferred Stock have a liquidation preference equal to the product of
(i) $1,050 per share of Series B Preferred Stock plus all accrued and unpaid dividends and (ii) a fraction, the numerator of which shall be the number equal to the average stock price for the 15 trading days immediately preceding the relevant liquidation date, and the denominator of which shall be the number equal to the current market price as of August 5, 1998 (adjusted for stock splits, reorganizations, recapitalization of similar events); provided, however, in no case shall the liquidation preference for Series B Preferred Stock be an amount less than the number in subparagraph (i) immediately above. No distributions may be made to holders of Common Stock of the Issuer until the holders of the Preferred Stock have received the liquidation preference.

     Dividends. Holders of Series A Preferred Stock are entitled to receive quarterly dividends at the rate of $37.50 per annum per share of Series A Preferred Stock. Holders of Series B Preferred Stock initially are entitled to receive quarterly dividends at the rate of $37.50 per annum per share of Series B Preferred Stock; provided, however, on and after the earlier of the date of the shareholders' meeting to approve the Series A-to-B Conversion or December 4, 1998, holders of Series B Preferred Stock are entitled to receive quarterly dividends at the rate of $70.00 per annum per share of Series B Preferred Stock. For the first five years, dividends on the Preferred Stock may be paid at the option of the Issuer, in cash or in additional Preferred Stock. With respect to the Series A Preferred Stock only, for the four quarters beginning the ninth quarter following August 5, 1998, no dividend shall be paid or accrued on any share of Series A Preferred Stock for any quarter in which the average stock price for the 15 trading days immediately preceding the payment date is equal to or greater than two times the Conversion Price (as defined below). Also with respect to Series A Preferred Stock only, for each quarter beginning the thirteenth quarter following August 5, 1998, no dividend shall be paid or accrued on any share of Series A Preferred Stock in any quarter in which the average stock price for the 15 trading days immediately preceding the payment date is equal to or greater than the Conversion Price accumulated forward to the payment date at a compound annual growth rate of 25% per annum, compounded quarterly.

     Conversion Price. Holders of Series A Preferred Stock may convert their shares of Series A Preferred Stock at any time with each share of Series A Preferred Stock being convertible into approximately 35.794 shares of the Issuer's voting Common Stock (determined by dividing (x) $1,000, by (y) $27.935 per share (the "Conversion Price")). The Series B Preferred Stock shall initially not be convertible into any other class or series of stock of the Issuer. After the earlier of December 4, 1998 or the date of the first shareholders' meeting after August 5, 1998, holders of Series B Preferred Stock may convert their shares of Series B Preferred Stock into shares of the Issuer's Non-Voting Common Stock. The number of shares of Non-Voting Common Stock issuable upon conversion for each share of Series B Preferred Stock shall be determined by dividing (i) the number of shares of Common Stock issuable as if the Series B Preferred Stock had been first converted into Series A Preferred Stock by (ii) (A) 1.00, in the event the shares of Series B Preferred Stock are converted during the period commencing on December 4, 1998 and continuing up to and including January 2,

                               Page 7 of 12 Pages

1999 or (B) .75, in the event the shares of Series B Preferred Stock are converted on or after January 3, 1999. If it is determined that the Issuer cannot issue Non-Voting Common Stock upon a conversion election by a holder Series B Preferred Stock, such holder shall be entitled to receive Common Stock in lieu of Non-Voting Common Stock.

     Optional Redemption. The Series A Preferred Stock is not redeemable for four years; thereafter, the Issuer may redeem all but one share of the Series A Preferred Stock at any time at 105% of the liquidation preference plus accrued and unpaid dividends. The Reporting Persons may reserve from redemption one share of Series A Preferred Stock until such time as the Reporting Persons and their permitted transferees shall own less than 33-1/3% of the Shares (as defined immediately below) initially issued to the Reporting Persons. "Shares" means shares of the Common Stock (voting and non-voting), the Series A Preferred Stock and the Series B Preferred Stock, and the preceding percentage shall be calculated as if each of the Shares had been exchanged or converted into shares of Common Stock immediately prior to the calculation regardless of the existence of any restrictions on such exchange or conversion. The Series B Preferred Stock is not redeemable by the Issuer.

     Mandatory Redemption. Holders of Preferred Stock have the right to require the Issuer to redeem the Preferred Stock on the earliest of a change of control, the date upon which the Issuer's Common Stock is not listed for trading on a United States national securities exchange or the Nasdaq National Market System or the eleventh anniversary of the issuance of the Preferred Stock at a price equal to the liquidation preference of the Preferred Stock.

     Board Representation. Holders of Series A Preferred Stock are entitled to two seats on the Issuer's Board of Directors.

     Voting Rights. Holders of Series A Preferred Stock are entitled to vote on all matters presented to the holders of the Issuer's Common Stock. The number of votes per share of Series A Preferred Stock is equal to the number of votes associated with the underlying voting Common Stock into which such Series A Preferred Stock is convertible.

     The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement, the Certificate of Designations, Preferences and Relative Rights and Limitations of Series A Preferred Stock of Renters Choice (the "Series A Certificate of Designations") and the Certificate of Designations, Preferences and Relative Rights and Limitations of Series B Preferred Stock of Renters Choice (the "Series B Certificate of Designations"), a copy of each of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

     The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Renters Choice's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

                               Page 8 of 12 Pages

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

     (a) The Reporting Persons beneficially own 134,415 shares of Series A Preferred Stock and 115,586 shares of Series B Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately 37.394 shares of Common Stock as described in Item 4, or an aggregate of 4,811,670 shares of Common Stock. Assuming approval of the Series A-to-B Conversion on or prior to December 3, 1998, each share of Series B Preferred Stock would be automatically converted into approximately 37.394 shares of Common Stock, or an aggregate of 4,137,676 shares of Common Stock. Assuming the conversion of all of the shares of Preferred Stock as of the date hereof, the Reporting Persons would own in the aggregate 8,949,346 shares of Common Stock of the Issuer, representing approximately 26.3% of the outstanding Common Stock of the Issuer. The number of shares of Common Stock into which shares of Series B Preferred Stock are convertible may be increased upon the occurrence of certain events as described in Item 4. Beneficial ownership of such shares of Series A Preferred Stock and Series B Preferred Stock was acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
-------  ---------------------------------------------------------------------
         to the Securities of the Issuer.
         -------------------------------

     The response to Item 3 and Item 4 are incorporated herein by reference.

     Pursuant to a Letter Agreement dated July 8, 1998 among Apollo Management IV, J. Ernest Talley and Mark E. Speese, an Amendment to Letter Agreement dated August 5, 1998 between Apollo Management IV and Mr. Talley, and an Amendment to Letter Agreement dated August 5, 1998 between Apollo Management IV and Mr. Speese, Mr. Talley and Mr. Speese have agreed to vote the shares of Common Stock owned by them in favor of the Series A-to-B Conversion. Mr. Talley and Mr. Speese own 5,893,265 and 2,288,432 shares of Common Stock, respectively.

     The foregoing response to this Item 6 is qualified in its entirety by reference to the Letter Agreement, the full text of which is filed as Exhibit 4 hereto and incorporated hereby by this reference.

     The Reporting Persons disclaim beneficial ownership of all shares owned by Mr. Talley and Mr. Speese.

                               Page 9 of 12 Pages

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

     Exhibit 1 Stock Purchase Agreement dated August 5, 1998 among Renters Choice, AIFIV and Overseas IV.

     Exhibit 2 Certificate of Designations, Preferences and Relative Rights and Limitations of Series A Preferred Stock of Renters Choice.

     Exhibit 3 Certificate of Designations, Preferences and Relative Rights and Limitations of Series B Preferred Stock of Renters Choice.

     Exhibit 4  Letter Agreement dated July 8, 1998 among Apollo Management IV,
                J. Ernest Talley and Mark E. Speese, Amendment to Letter Agreement dated August 5, 1998 between Apollo Management IV and Mr. Talley, and Amendment to Letter Agreement dated August 5, 1998 between Apollo Management IV and Mr. Speese.

                              Page 10 of 12 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August   1998

                               APOLLO INVESTMENT FUND IV, L.P.

                               By:  Apollo Advisors IV, L.P.,
                                     its General Partner
                                    By: Apollo Capital Management IV, Inc.,
                                         its General Partner

                                  By: /s/ Michael D. Weiner
                                     -------------------------------------------
                                     Name:  Michael D. Weiner
                                     Title: Vice President, Apollo Capital
                                            Management IV, Inc.


                               APOLLO OVERSEAS PARTNERS IV, L.P.

                               By:  Apollo Advisors IV, L.P.,
                                     its Managing General Partner
                                    By:  Apollo Capital Management IV, Inc.,
                                          its General Partner

                                  By: /s/ Michael D. Weiner
                                     -------------------------------------------
                                     Name:  Michael D. Weiner
                                     Title: Vice President, Apollo Capital
                                            Management IV, Inc.


                               APOLLO ADVISORS IV, L.P.

                               By:  Apollo Capital Management IV, Inc.,
                                     its General Partner

                                  By: /s/ Michael D. Weiner
                                     -------------------------------------------
                                     Name:  Michael D. Weiner
                                     Title: Vice President, Apollo Capital
                                            Management IV, Inc.

                              Page 11 of 12 Pages

                             APPENDIX A TO ITEM 2

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors IV, Capital Management IV, and Administration. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Except as otherwise indicated in this Appendix A or in the Schedule 13D to which this Appendix A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

          The principal business of Advisors IV is to provide advice regarding investments by, and serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner of Advisors IV.

          The directors and principal executive officers of Capital Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management IV. Messrs. Black and Hannan are also limited partners of Advisors IV. Mr. Black is the President and director of AIMIV, the general partner of Apollo Management IV. Mr. Hannan is a Vice President and director of AIMIV. AIMIV is principally engaged in the business of serving as general partner of Apollo Management IV.

          Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Advisors"), Apollo Advisors II, L.P. ("Advisors II"), Lion Advisors, L.P. ("Lion"), Apollo Real Estate Advisors, L.P. ("AREA") and Apollo Real Estate Advisors II, L.P. ("AREAII"). The principal business of Advisors, Advisors II and Lion is to provide advice regarding investments in securities and the principal business of AREA and AREA II is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

                              Page 12 of 12 Pages